Exhibit A

JOINT SHARE EXCHANGE AGREEMENT

PREAMBLE

This Joint Share Exchange Agreement (this “Agreement”) is entered into on June 30, 2016 (the “Execution Date”) by and between:

(1)	Advanced Semiconductor Engineering, Inc. (“ASE”), a company incorporated under Republic of China (“ROC”) laws, with its address at No. 26, Jingsan Rd, Nanzi District, Kaohsiung City, Taiwan; and

(2)	Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”), a company incorporated under ROC laws, with its address at No. 123, Section 3, Da Fong Road, Tantzu District, Taichung City, Taiwan.

WHEREAS ASE and SPIL (each a “Party” and collectively the “Parties”) agree for ASE to file an application to establish HoldCo (as defined below) by means of a statutory share exchange, and HoldCo will acquire all issued and outstanding shares of both ASE and SPIL. After the closing of the share exchange, ASE and SPIL will become wholly-owned subsidiaries of HoldCo concurrently (the “Share Exchange” or “Transaction”); and

WHEREAS each Party’s board of directors has passed a resolution approving the Share Exchange.

NOW THEREFORE, IN WITNESS WHEREOF, the Parties have entered into this Agreement as follows:

DEFINITIONS

Save for the definitions set forth in the Preamble, in this Agreement:

“HoldCo” means (temporary English name: ASE Industrial Holding Co., Ltd.) to be established by ASE pursuant to Article 1.1 hereof.

“SPIL Foreign Convertible Bonds” means US$400,000,000 unsecured foreign convertible bonds issued by SPIL on October 31, 2014, due on October 31, 2019, with an outstanding balance of US$400,000,000, convertible into SPIL’s new common shares, with the final conversion date at October 21, 2019. As the Execution Date occurs during the suspension period for conversion of SPIL Foreign Convertible Bonds, the conversion price per share shall be referred to the conversion price thereof announced by SPIL on July 1, 2016.

“Exchange Ratio” means the exchange of each ordinary share of ASE for 0.5 ordinary share of HoldCo (1 ASE’s American depositary share each representing five ASE common shares to be exchanged for 1.25 HoldCo’s American depositary shares each representing two HoldCo common shares).

“Cash Consideration” means Initial Cash Consideration or Adjusted Cash Consideration, as applicable.

“Initial Cash Consideration” means NT$55 in cash to be exchanged for each SPIL common share.

“Adjusted Cash Consideration” means the cash consideration adjusted according to Article 3.2 and Article 4.2 hereof.

“SEC” means United States Securities and Exchange Commission.

“Antitrust Law” means (1) the ROC Fair Trade Act and laws relating thereto, (2) the U.S. Sherman Act, as amended, the U.S. Clayton Act, as amended, the U.S. Hart-Scott-Rodino Antitrust Improvements Act, as amended, and the U.S. Federal Trade Commission Act, as amended, (3) the Anti-monopoly Law of People’s Republic of China with effectiveness from August 1, 2008, and (4) all other applicable laws issued by government entities for the purposes of prohibiting, restricting or regulating conducts with the purpose or effect of monopolizing, restricting trade or reducing competition through mergers or acquisitions.

“SPIL Material Adverse Effect Event” means any changes, developments, incidents, matters, effects or facts, which, individually or in combination with all other such changes, developments, incidents, matters, effects or facts, result in material adverse effects on SPIL and SPIL Subsidiaries, operating as a whole (for the purpose of this definition, “material” shall mean that the occurrence of said events or circumstances, individually or in aggregate, results in a decrease in the consolidated net book value of SPIL by 10% or more as compared to the net book value stated in SPIL’s consolidated audited financial statements as of March 31, 2016); provided that the following changes, developments, incidents, matters, effects or facts shall not, individually or in aggregate, be regarded as having a material adverse effect on SPIL, or be taken into account in determining whether there has been a SPIL Material Adverse Effect, if they are induced or caused by: (1) any change of capital market conditions or economic condition, including a change pertaining to interest rate or exchange rate; (2) any change of geopolitical conditions occurring after the date hereof, or outbreak or escalation of any conflict, or any war or terrorism actions; (3) force majeure occurring after the date hereof; (4) any change of applicable law, regulation or accounting standards (or any official interpretation thereof) proposed, approved or promulgated on or after the date hereof; (5) any change of the industry in which SPIL or a SPIL Subsidiary operates; (6) underperformance in and of itself by SPIL or SPIL Subsidiaries of any internal or public predictions, forecasts, projections or estimates relevant to income, profits or other financial or operational targets before, on or after the date hereof, or change of market price, credit rating or trading volume of its securities, provided that SPIL’s directors have met their duty of care and duty of loyalty; and (7) announcement and contingency of this Agreement or transactions contemplated hereunder (including any transaction-related litigation) of this Agreement, any adoption of actions required or expressly required in the covenants specified in this Agreement, including any loss of or change of relationship with any customer, supplier, distributor or other business partners of SPIL or SPIL Subsidiaries, or departure of any employee or senior management, resulting from or relevant to the announcement and contingency of this Agreement or transactions contemplated hereunder, provided that SPIL’s directors have met their duty of care and duty of loyalty.

“ASE Material Adverse Effect Event” means any changes, developments, incidents, matters, effects or facts which, individually or in combination with all other such changes, developments, incidents, matters, effects or facts, result in material adverse effects on ASE and ASE’s subsidiaries, operating as a whole (for the purposes of this definition, “material” means that the occurrence of said events or circumstances, individually or in aggregate, results in a decrease in the consolidated net book value of ASE by 10% or more as compared to the net book value stated in ASE’s consolidated audited financial statements as of March 31, 2016); provided that the following changes, developments, incidents, matters, effects or facts shall not, individually or in aggregate, be regarded as having a material adverse effect on ASE, or be taken into account in determining whether there has been an ASE Material Adverse Effect, if they are induced or caused by: (1) any change of capital market conditions or economic condition, including a change pertaining to interest rate or exchange rate; (2) any change of geopolitical conditions occurring after the date hereof, or outbreak or escalation of any conflict, or any war or terrorism actions; (3) force majeure occurring after the date hereof; (4) any change of applicable law, regulation or accounting standards (or any official interpretation thereof) proposed, approved or promulgated on or after the date hereof; (5) any change of the industry in which ASE or an ASE’s subsidiary operates; (6) underperformance in and of itself by ASE or ASE’s subsidiaries of any internal or public predictions, forecasts, projections or estimates relevant to income, profits or other financial or operational targets before, on or after the date hereof, or change of market price, credit rating or trading volume of its securities, provided that ASE’s directors have met their duty of care and duty of loyalty; (7) announcement and contingency of this Agreement or transactions contemplated hereunder (including any transaction-related litigation) of this Agreement, any adoption of actions required or expressly required in the covenants specified in this Agreement, including any loss of or change of relationship with any customer, supplier, distributor or other business partners of ASE or ASE’s subsidiaries, or departure of any employee or senior management, resulting from or relevant to the announcement and contingency of this Agreement or transactions contemplated hereunder, provided that ASE’s directors have met their duty of care and duty of loyalty; and (8) internal organizational restructuring of ASE and/or ASE’s subsidiaries.

“Long Stop Date” means the expiry day of 18 months after the Execution Date (i.e., December 31, 2017) or a later date otherwise agreed in writing by both Parties.

“Share Exchange Record Date” means the date on which the exchanges of shares shall be completed as contemplated by the boards of directors of HoldCo and both Parties in accordance with the provisions of laws and Article 6.5 of this Agreement.

“Relevant Securities Regulators” means the Taiwan Financial Supervisory Commission, the Taiwan Stock Exchange and the SEC.

“Antitrust Law Enforcement Authorities of Relevant Countries or Regions” means the Taiwan Fair Trade Commission, the United States Federal Trade Commission and the Ministry of Commerce of the People’s Republic of China.

“SPIL Subsidiaries” means subsidiaries listed in SPIL’s audited consolidated financial statements as of March 31, 2016.

“Intellectual Property Rights” means publicly registered patents, trademarks, copyrights and other intellectual property rights.

“Material Contracts” means all material agreements, contracts, representations, covenants, commitments, warranties, guarantees or other obligations that SPIL and SPIL Subsidiaries have entered into or undertaken.

“Superior Proposal” means a bona fide, unsolicited written offer for an Alternate Transaction (as defined below) to SPIL made by a party other than ASE, SPIL or any of SPIL’s directors, managers, employees, agents or representatives; and the terms and conditions of such an offer are considered to be more favorable to SPIL and all shareholders of SPIL than the terms and conditions of this Transaction by opinions separately issued by a renowned investment bank and law firm appointed by the SPIL’s audit committee.

“SPIL Employees” means all employees (including all appointed managers) of SPIL and SPIL Subsidiaries.

“100% Subsidiaries” means wholly-owned subsidiaries of HoldCo.

“Alternate Transaction” means (1) any transaction that may involve a spin-off, a purchase or sale of shares of non-financial investment nature, or any other transaction of similar nature; (2) a lease of all businesses or an entrustment, a joint operation or an assumption of the entire business or assets from others (except for an assumption of the entire business or assets from others in an aggregated transaction amount of less than NT$500,000,000); or (3) any merger and acquisition without issuing HoldCo’s shares, any sale of all or material assets or businesses of 100% Subsidiaries, any disposal of interest in material assets or businesses of 100% Subsidiaries, or exclusive licensing of all or material patents or technologies of 100% Subsidiaries.

“Force Majeure Events” means judgments or orders of courts, orders or dispositions of relevant competent authorities, wars, hostility, blockade, riots, revolutions, strikes, work suspension, financial crisis, nuclear disasters, fires, hurricanes, earthquakes, tsunamis, plagues or floods, etc., which are not attributable to the Parties, or force majeure or equivalent events.

1.	SHARE EXCHANGE

1.1	ASE and SPIL agree that ASE shall file an application to establish HoldCo and effect, jointly with SPIL, the Share Exchange in accordance with the Republic of China Enterprise Mergers and Acquisitions Act and relevant laws and regulations. The general shareholders’ meetings of both Parties will consider resolutions to approve the transfer of all the issued and outstanding shares of both Parties to HoldCo, and HoldCo will issue new shares to ASE’s shareholders, and pay the Cash Consideration to SPIL’s shareholders as consideration, based on the Exchange Ratio and Cash Consideration provided under Article 3 hereof.

1.2	ASE and SPIL agree that, upon the completion of the Share Exchange, ASE and SPIL shall each maintain its separate legal entity status and shall each retain its respective legal entity name, and that ASE and SPIL will become wholly-owned subsidiaries of HoldCo concurrently. HoldCo’s Articles of Association is attached hereto as Appendix 1.

2.	ASE’s AND SPIL’s CAPITAL STRUCTURES AS OF EXECUTION DATE

2.1	ASE represents to SPIL that its capital structure as of the Execution Date is as follows:

2.1.1	ASE’s paid-in share capital amounts to NT$79,236,225,960 million, with a total of 7,923,622,596 issued and outstanding common shares (including 5,349,700 shares which remain to be registered for change).

2.1.2	ASE has 120,000,000 treasury shares.

2.1.3	It has a total of US$600,000,000 issued and outstanding unsecured foreign convertible bonds, specifically:

(1)	US$400,000,000 unsecured foreign convertible bonds issued by ASE on September 5, 2013, with outstanding balance of US$400,000,000, convertible into ASE’s new common shares, due on August 26, 2018, and the conversion price per share as of the Execution Date is NT$31.93.

(2)	US$200,000,000 unsecured foreign convertible bonds issued by ASE on July 2, 2015, with outstanding balance of US$200,000,000, convertible into ASE’s treasury shares as described under Article 2.1.2 hereof, due on March 17, 2017, and the conversion price per share as of the Execution Date is NT$54.5465.

2.1.4	ASE has a total of 236,676,850 units of issued but not vested employee stock options, specifically:

(1)	185,806,000 units of employee stock options issued by ASE on December 19, 2007, due on December 18, 2017, each unit exercisable for 1 common share, and its exercise price per share as of the Execution Date is NT$21.10, with the balance of the issued but not vested employee stock options amounting to 53,938,500 units.

(2)	187,719,500 units of employee stock options issued by ASE on May 6, 2010, due on May 5, 2020, each unit exercisable for 1 common share, and its exercise price per share as of the Execution Date is NT$20.4, with the balance of the issued but not vested employee stock options amounting to 84,056,850 units.

(3)	12,280,000 units of employee stock options issued by ASE on April 15, 2011, due on April 14, 2021, each unit exercisable for 1 common share, and its exercise price per share as of the Execution Date is NT$22.6, with the balance of the issued but not vested employee stock options amounting to 7,731,500 units.

(4)	94,270,000 units of ASE’s employee stock options issued on September 10, 2015, due on September 9, 2025, each unit exercisable for 1 common share, and its exercise price per share as of the Execution Date is NT$36.5, with the balance of the issued but not vested employee stock options amounting to 90,950,000 units.

2.1.5	Except as set forth in Article 2.1.1 through Article 2.1.4, ASE has no other issued and outstanding equity-linked securities or other treasury shares.

2.2	SPIL represents to ASE that its capital structure as of the Execution Date is as follows:

2.2.1	Its paid-in share capital amounts to NT$31,163,611,390, with a total of 3,116,361,139 issued and outstanding common shares:

2.2.2	US$400,000,000 SPIL Foreign Convertible Bonds issued by SPIL on October 31, 2014, with an outstanding balance of US$400,000,000, convertible into SPIL’s newly issued common shares prior to October 21, 2019. As the Execution Date occurs during the suspension period for conversion of SPIL Foreign Convertible Bonds, the conversion price for each share shall be referred to the conversion price thereof announced by SPIL on July 1, 2016.

2.2.3	Except as set forth in Article 2.2.1 and Article 2.2.2, SPIL has no other issued and outstanding equity-linked securities or other treasury shares.

2.3	The number of total shares as agreed by HoldCo to acquire from each of ASE and SPIL on the Share Exchange Record Date will be based on the actual total number of shares issued by ASE and SPIL, respectively, as of the Share Exchange Record Date.

3.	SHARE EXCHANGE CONSIDERATION

3.1	The Transaction will result in the exchange of all of ASE’s issued and outstanding shares in consideration for newly issued common shares of HoldCo, at an exchange ratio of 1 ASE common share for 0.5 HoldCo common share (the “Exchange Ratio”) (1 ASE American depositary share (each ASE American depositary share currently represents five ASE common shares) shall be exchanged for 1.25 Holdco American depositary shares (each HoldCo American depositary share will represent two HoldCo common shares)). The actual number of ASE’s shares expected to be exchanged under this Transaction will be based on the total number of shares issued by ASE as of the Share Exchange Record Date.

3.2	The Transaction will result in the exchange of each of SPIL’s issued and outstanding shares for the Cash Consideration payable by HoldCo. The actual number of SPIL’s shares to be exchanged under the Transaction will be based on the total amount of shares issued by SPIL and outstanding as of the Share Exchange Record Date. The Cash Consideration will be subject to adjustments if SPIL issues shares or cash dividends during the period from the Execution Date to the Share Exchange Record Date, provided, however, the Cash Consideration shall not be subject to adjustment if the cash dividends distributed by SPIL in 2017 is less than 85% of its after-tax net profit for the year 2016.

3.3	ASE shall, before SPIL’s submission of Schedule 13E-3 to the SEC, confirm with SPIL the types and their composition of ASE’s and HoldCo’s funding sources, and present proof documentation in respect of sources of funding (including, but not limited to, the financing plan and a highly confident letter conforming to market practice issued by bank(s) on the financing of the Transaction) that can demonstrate ASE’s and HoldCo’s abilities to fully pay the Cash Consideration. In addition, ASE and HoldCo shall, no later than three business days after the Share Exchange Record Date, transfer the entire amount of the Cash Consideration to a dedicated capital account opened by SPIL’s stock transfer agency for the purposes of the closing of the Transaction. ASE and HoldCo shall be jointly and severally liable to the foregoing.

3.4	The total registered capital of HoldCo is contemplated to be NT$50,000,000,000, divided into 5,000,000,000 common shares, with a par value of NT$10, to be issued in installments; the total paid-in share capital of HoldCo as of the Share Exchange Record Date upon initial issuance is temporarily contemplated to be NT$39,618,112,980 million, divided into 3,961,811,298 shares. Prior to the Share Exchange Record Date, the amount of HoldCo’s new shares to be issued upon the Share Exchange shall be adjusted to take into account any increase or decrease in the amount of ASE’s issued shares arising from any capital increase, capital decrease or issuance of new shares on vesting, exchange or conversion of equity-linked securities.

3.5	Any fractional shares resulting from HoldCo issuing new HoldCo shares to ASE shareholders based on the Exchange Ratio will be subscribed by a person designated by HoldCo’s chairman based on ASE’s closing price on the trading day immediately before the Share Exchange Record Date on the Taiwan Stock Exchange, calculated based on the Exchange Ratio and such person will pay cash in lieu to such ASE shareholders (rounded down to the nearest NT dollar). HoldCo’s board of directors has the sole discretion to implement any changes to the foregoing provisions relating to treatment of fractional shares so long as changes are necessary under relevant laws or regulations, or are required for processing purposes.

4.	ADJUSTMENT TO CONSIDERATION OF SHARE EXCHANGE

4.1	Both Parties agree that the Exchange Ratio as agreed hereunder shall not be changed unless approved by the competent authority and agreed by the resolutions of the boards of directors of HoldCo and both Parties; and except under the circumstances set forth in Article 4.2 hereof, the Cash Consideration as agreed herein cannot be changed.

4.2	The Parties agree that they shall cause their respective extraordinary general shareholders’ meeting (ASE’s extraordinary general shareholders’ meeting shall be Holdco’s promoters’ meeting) to adopt a resolution authorizing each Party’s and HoldCo’s (if applicable) respective board of directors to effect a reasonable adjustment of the Cash Consideration in good faith and by mutual agreement as soon as possible, without the need for a resolution for adjustment at a separately convened general shareholders’ meeting (unless as otherwise agreed herein), if any of the events described below occurs during the period from the Execution Date until the Share Exchange Record Date:

4.2.1	Issuance of SPIL’s equity-linked securities of any nature (except for any share(s) newly issued as a result of the exercise of conversion rights by holders of SPIL Foreign Convertible Bonds) or other securities convertible into SPIL shares;

4.2.2	SPIL’s disposal of material assets;

4.2.3	Occurrence of major disasters causing a SPIL Material Adverse Effect Event, material technical changes or other circumstances affecting SPIL’s shareholders’ interests or its share prices; or

4.2.4	SPIL’s repurchase of treasury shares (except for the repurchase of shares by SPIL subsequent to SPIL shareholders’ exercising appraisal rights under law in connection with the Share Exchange).

4.3	For the purposes of Article 4.2.2 and Article 4.23 hereof, “material” shall mean that the occurrence of said events or circumstances, individually or in aggregate, results in an increase or decrease of SPIL’s consolidated net book value by 10% or more as compared to the net book value in SPIL’s consolidated audited financial statements as of March 31, 2016 (for the avoidance of doubt, excluding a decrease in the net book value in SPIL’s consolidated audited financial statements resulted from dividends distributed by SPIL).

4.4	Following the adjustment to the Cash Consideration pursuant to the terms of Article 4 hereof, both Parties shall apply with, notify to or change with the competent authority in accordance with the laws and regulations for the required permission or approval.

5.	SHAREHOLDERS’ RESOLUTIONS APPROVING THE SHARE EXCHANGE

5.1	Both Parties shall each prepare relevant documents subject to the procedures and schedules as agreed under Appendix 2 hereto, and hold an extraordinary general shareholders’ meeting to approve this Agreement and the Transaction in a share exchange resolution based on the terms of this Agreement on the same date to be jointly agreed upon by both Parties in good faith and goodwill following clearance by two Antitrust Law Enforcement Authorities of Relevant Countries or Regions (but not later than the 70th calendar day following clearance and approval obtained by both Parties from each of the Antitrust Law Enforcement Authorities of Relevant Countries or Regions).

5.2	The non-independent directors and supervisors (future independent directors) of HoldCo shall be elected at ASE Extraordinary Shareholders’ Meeting (i.e., Holdco’s promoters’ meeting) in accordance with the arrangements set forth in Article 9 of this Agreement.

6.	CONDITIONS PRECEDENT TO SHARE EXCHANGE

6.1	HoldCo and both Parties shall effect the Share Exchange to complete the Transaction pursuant to this Agreement if all the conditions precedent below are satisfied:

6.1.1	The unconditional approval of the Transaction at each Party’s respective general shareholders’ meeting; and

6.1.2	The approvals or consents (including, but not limited to, approvals or consents of conditions and/or burdens imposed by Antitrust Law Enforcement Authorities of Relevant Countries and Regions that both Parties agree to accept) to consummate the Transaction from all relevant competent authorities (including, but not limited to: the Taiwan Stock Exchange, the SEC, and Antitrust Law Enforcement Authorities of Relevant Countries and Regions) shall have been received.

6.1.3	No governmental entity having competent jurisdiction over the Transaction shall have enacted or enforced any order (whether temporary, preliminary or permanent) that is in effect and enforceable prohibiting, enjoining or rendering illegal the consummation of the Transaction, and no law shall have enacted or enforced after the Execution Date rendering illegal or otherwise prohibiting the consummation of the Transaction. For the avoidance of doubt, the enactment or enforcement of an “order” or “law” shall not include the making of a decision by any governmental entity to extend the waiting period or initiate an investigation pursuant to any Antitrust Law or any law of relevant jurisdictions.

6.2	The obligations of each of HoldCo and ASE to complete the Transaction is subject to the satisfaction of (or HoldCo’s and ASE’s consent to the waiver of) all the conditions below:

6.2.1	All of SPIL’s representations and warranties contained within this Agreement are true and accurate as of the Execution Date and as of the Share Exchange Record Date, except to the extent that no SPIL Material Adverse Effect Event shall have occurred.

6.2.2	SPIL has fulfilled the undertakings and obligations that SPIL is obliged to fulfill in all material respects prior to the Share Exchange Record Date pursuant to this Agreement.

6.2.3	No SPIL Material Adverse Effect Event shall have occurred by the Share Exchange Record Date.

6.2.4	Before the Share Exchange Record Date, no Force Majeure Events shall have occurred which, individually or in aggregate, result in a decrease of SPIL’s consolidated net book value by 30% or more as compared to the net book value in SPIL’s consolidated audited financial statements as of March 31, 2016.

6.3	SPIL’s obligation to complete this Transaction is subject to the satisfaction of (or SPIL’s consent to waive) all the conditions below:

6.3.1	All of ASE’s representations and warranties contained within this Agreement are true and accurate as of the Execution Date and as of the Share Exchange Record Date, except to the extent that no ASE Material Adverse Effect Event shall have occurred; all of HoldCo’s representations and warranties contained within this Agreement are true and accurate as of the Share Exchange Record Date, except to the extent that no HoldCo’s material adverse effect event shall have occurred.

6.3.2	ASE and/or HoldCo have fulfilled the undertakings and obligations that ASE and/or HoldCo are obliged to fulfill in all material respects prior to the Share Exchange Record Date pursuant to this Agreement.

6.3.3	No ASE Material Adverse Effect Event shall have occurred by the Share Exchange Record Date.

6.3.4	No Force Majeure Events shall have occurred by the Share Exchange Record Date which, individually or in aggregate, result in a decrease in ASE’s consolidated net book value by 30% or more as compared to the net book value in ASE’s consolidated audited financial statements as of March 31, 2016.

6.4	The completion of this Transaction is subject to satisfaction or waiver of all the conditions precedent as set forth in Article 6.1 through 6.3 on or before the Long Stop Date. ASE or SPIL shall not prevent the consummation of this Transaction for any other improper reason. If the closing of the Transaction cannot be completed due to the failure of the conditions precedent as set forth in Article 6.1 through 6.3 hereof to be satisfied on or before the Long Stop Date, this Agreement shall be terminated automatically at 0:00am on the day immediately following the Long Stop Date.

6.5	If all the conditions precedent as set forth in Article 6.1 through 6.3 hereof have been satisfied or waived, the Share Exchange shall be completed on the share exchange record date as agreed by HoldCo’s and both Parties’ boards of directors in accordance with the laws and regulations and Article 6.5 hereof (“Share Exchange Record Date”). Each Party’s and HoldCo’s (if applicable) boards of directors shall jointly agree upon and respectively resolve to approve the Share Exchange Record Date within 10 days following the date of approval of their respective general shareholders’ meeting to effect the Transaction under Article 5.1 hereof.

7.	REPRESENTATIONS AND WARRANTIES

7.1	ASE represents and warrants to SPIL that the following terms shall be true and correct as of the Execution Date and as of the Share Exchange Record Date:

7.1.1	Valid establishment and existence of the company: ASE is a company limited by shares duly incorporated and validly existing under the ROC Company Act and has obtained all necessary licenses, approvals, permits and other relevant licenses in order to carry on its business operations, except to the extent that failure to obtain such licenses, approvals, permits and other relevant licenses would not give rise to an ASE Material Adverse Effect Event. All the shares issued by ASE have been legally authorized, issued and fully paid.

7.1.2	Validity and effectiveness of this Agreement: the execution and implementation of this Agreement, shall not violate (1) current laws or regulations of the ROC; (2) judgments, orders or dispositions by courts or relevant competent authorities; (3) the articles of incorporation, board resolutions or shareholders’ resolutions of ASE; or (4) contracts, agreements, representations, warranties, promises, guarantees, arrangements or other obligations with which ASE shall comply, except to the extent that, in case of (1), (2), (3) or (4), no ASE Material Adverse Effect Event shall have occurred or ASE’s ability to fulfill this Agreement is not affected.

As of the Execution Date, subject to (a) pre-merger notification requirements under the Hart–Scott–Rodino Antitrust Improvements Act of 1976 (as amended) and regulations or rules promulgated thereunder (the “HSR Act”), (b) filing and/or notification under the Antitrust Laws of any jurisdiction outside the United States, (c) approval necessary to be obtained from the SEC for the proxy statement, (d) requirements for the purposes of compliance with state or other local securities, acquisitions and “blue sky” laws, and (e) in addition to other authorizations, consents, approvals, orders, permits, notices, reports, notifications, registrations, qualifications and waivers, ASE’s execution hereof, and fulfillment of obligations hereunder, and consummation of the Transaction and other transactions contemplated hereunder have been authorized by the valid and effective resolution of ASE, and this Agreement constitutes a valid and legally binding obligation of ASE, enforceable against ASE in accordance with its terms.

7.1.3	Resolution and authorization by board of directors and/ or shareholders’ meeting: ASE’s board of directors and/or (before the Share Exchange Record Date) shareholders’ meeting have passed resolution(s) approving this Agreement and the Share Exchange and authorized the chairman of ASE or his appointed representative to execute, amend or change this Agreement on behalf of ASE.

7.1.4	All of ASE’s representations in Article 2.1 hereof are true and correct as of the Execution Date.

7.2	ASE causes HoldCo to represent and warrant, and represents and warrants jointly and severally with HoldCo, that the following terms shall be true and correct as of the Share Exchange Record Date:

7.2.1	Valid establishment and existence of the company: HoldCo is a company limited by shares duly incorporated and validly existing under the ROC Company Act and has obtained all necessary licenses, approvals, permits and other relevant licenses in order to carry on its business operations, except to the extent that failure to obtain such licenses, approvals, permits and other relevant licenses would not give rise to an material adverse effect event. All the shares issued by HoldCo have been legally authorized, issued and fully paid.

7.2.2	Validity and effectiveness of this Agreement: the execution and implementation of this Agreement, shall not violate (1) current laws or regulations of the ROC; (2) judgments, orders or dispositions by courts or relevant competent authorities; (3) the articles of incorporation, board resolutions or shareholders’ resolutions of HoldCo; or (4) contracts, agreements, representations, warranties, promises, guarantees, arrangements or other obligations with which ASE shall comply, except to the extent that, in case of (1), (2), (3) or (4), HoldCo’s ability to fulfill this Agreement is not affected. The performance of this Agreement has been authorized by the valid and effective resolution of HoldCo, and this Agreement constitutes a valid and legally binding obligation of HoldCo, enforceable against HoldCo in accordance with its terms.

7.2.3	Resolution and authorization by board of directors and/or general shareholders’ meeting: HoldCo’s promoters meeting (if applicable) has passed a resolution approving this Agreement and the Share Exchange.

7.3	Except for (i) the information set forth in Appendix 3 (SPIL Disclosure Letter) and (ii) publicly available information disclosed in accordance with the regulations of the Relevant Securities Regulators, SPIL represents and warrants to ASE that the following terms shall be true and correct as of the Execution Date and as of Share Exchange Record Date (except to the extent that a representation or warranty is by its terms made as of a specified date, in which case such representation or warranty shall be true and correct only as of such date):

7.3.1	Valid establishment and existence of the company: SPIL is a company limited by shares duly incorporated and validly existing under the ROC Company Act and has obtained all necessary licenses, approvals, permits and other relevant licenses in order to carry on its business operations, except to the extent that the failure to obtain such licenses, approvals, permits and other relevant licenses would not cause a SPIL Material Adverse Effect Event to occur. All the shares issued by SPIL have been legally authorized, issued and fully paid.

7.3.2	Validity and effectiveness of this Agreement: the execution and implementation of this Agreement, shall not violate (1) current laws or regulations of the ROC; (2) judgments, orders or dispositions by courts or relevant competent authorities; (3) articles of incorporation, board resolutions or shareholders’ resolutions of SPIL; or (4) contracts, agreements, representations, warranties, promises, guarantees, arrangements or other obligations with which SPIL shall comply, except to the extent that, in case of (1), (2), (3) or (4), no SPIL Material Adverse Effect Event shall have occurred or SPIL’s ability to fulfill this Agreement is not affected.

As of the Execution Date, subject to (a) pre-merger notification requirements under the Hart–Scott–Rodino Antitrust Improvements Act of 1976 (as amended) and regulations or rules promulgated thereunder (the “HSR Act”), (b) filing and/or notification under the Antitrust Laws of any jurisdiction outside the United States, (c) approval necessary to be obtained from the SEC for the proxy statement, (d) requirements for the purposes of compliance with state or other local securities, acquisitions and “blue sky” laws, and (e) in addition to other authorizations, consents, approvals, orders, permits, notices, reports, notifications, registrations, qualifications and waivers, SPIL’s execution hereof, and fulfillment of obligations hereunder, and consummation of the Transaction and other transactions contemplated hereunder have been authorized by the valid and effective resolution of SPIL, and this Agreement constitutes a valid and legally binding obligation of SPIL, enforceable against SPIL in accordance with its terms.

7.3.3	Resolution and authorization by board of directors and/ or shareholders’ meeting: SPIL’s board of directors and/or (before the Share Exchange Record Date) shareholders’ meeting have passed resolution(s) approving this Agreement and the Share Exchange and authorized the chairman of SPIL or his appointed representative to execute, amend or change this Agreement on behalf of SPIL.

7.3.4	All of SPIL’s representations in Article 2.2 hereof are true and correct as of the Execution Date.

7.3.5	Financial statements and information: the audited and publicly available financial statements and any other financial statements provided to ASE were prepared in accordance with the applicable international financial reporting standards (Taiwan-IFRSs), and all material issues relating to SPIL and SPIL Subsidiaries were fairly presented, and do not have any fabrications, mistakes or concealments in their content that would cause a SPIL Material Adverse Effect Event to occur. Except as disclosed to ASE in writing, SPIL does not have any debts or other contingent liabilities that would cause a SPIL Material Adverse Effect Event to occur.

7.3.6	Declaration and payment of taxes and charges: except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, all taxes and charges to be lawfully declared (except for those legally subject to litigation or relief proceedings) have been declared and paid in full within the legally allotted time period without any delays, omissions, fabrications, tax evasions or other violations of relevant tax laws and regulations, orders or explanatory letters that would cause a SPIL Material Adverse Effect Event to occur.

7.3.7	Litigation or contentious matters: except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, there are no on-going or potential litigation or contentious matters, which is likely to cause a SPIL Material Adverse Effect Event to occur.

7.3.8	Assets and liabilities: SPIL’s assets and liabilities of operation have been listed in the financial statements provided to ASE. SPIL has lawful and valid rights over the assets it uses and except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, its utilization, benefits and disposition are not restrained or limited that would cause a SPIL Material Adverse Effect Event to occur.

7.3.9	No new material debts: except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015 or incurred in the ordinary course of operations, from December 31, 2015 to the Execution Date and the Share Exchange Record Date, no new indebtedness, obligations, burdens or contingent liabilities have been incurred that would cause a SPIL Material Adverse Effect Event to occur.

7.3.10	Intellectual property rights: except to the extent that a SPIL Material Adverse Effect Event would be caused to occur, the information contained in SPIL’s public filings regarding Intellectual Property Rights is true, accurate and complete, does not contain any concealments or omissions and such Intellectual Property Rights are not subject to mortgages, pledges or other liens or burdens. Except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, SPIL and SPIL Subsidiaries own valid Intellectual Property Rights for use in their daily major operations and have valid ownership or use right over the Intellectual Property Rights required for their operations. To SPIL’s knowledge, SPIL and SPIL Subsidiaries have not infringed upon, and have not been notified in writing or accused of infringing, upon the intellectual property rights of others, and the validity and/or feasibility of the major Intellectual Property Rights owned by SPIL or SPIL Subsidiaries have not been questioned or objected to by others that would cause a SPIL Material Adverse Effect Event to occur.

7.3.11	Labor relations: except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, there are no material labor disputes or any matters as of the Share Exchange Record Date which are in material violation of relevant labor laws subject to dispositions imposed by labor authorities, which would cause a SPIL Material Adverse Effect Event to occur.

7.3.12	Environmental events: If in accordance with the relevant rules and regulations, SPIL and SPIL Subsidiaries shall apply for relevant pollution treatment facility permits and pollution discharge permits, pay pollution prevention fees or set up professional staff to manage pollution, SPIL and SPIL Subsidiaries have complied with such requirements, and SPIL and SPIL Subsidiaries are not involved in any material environment pollution disputes or subject to dispositions imposed by environmental authorities for material violation of relevant environmental laws that would cause a SPIL Material Adverse Effect Event to occur.

7.3.13	Material contracts: All Material Contracts have been provided in writing or orally disclosed to ASE and are without any fabrications, concealments or mistakes, and, except as otherwise disclosed, such Material Contracts will not be invalid, terminated, dismissed, or claimed to be in breach as a result of the Transaction that would cause a SPIL Material Adverse Effect Event to occur.

7.3.14.	No breach of contract: except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, SPIL and SPIL Subsidiaries are not in breach of any material entrustment agreement, mortgage, trust, loan or other contracts to which they are parties, which are binding on them, or under which their properties are subject matters; except that any such breach does not cause a SPIL Material Adverse Effect Event to occur or affect the fulfillment of this Agreement by SPIL and SPIL Subsidiaries.

7.3.15	Materials of this Agreement: All or any part of information required in order to prepare and file the Registration Statement (as defined in Appendix 2) and documents provided by SPIL to ASE are true and correct in all material respects and do not contain any fabrications, mistakes or concealments that would cause a SPIL Material Adverse Effect Event to occur.

7.3.16.	Compliance with Laws. SPIL and SPIL Subsidiaries are in compliance with all applicable laws in all material respects without violations that would cause a SPIL Material Adverse Effect Event to occur.

8.	COVENANTS

8.1	ASE and/or HoldCo (if applicable) covenant to SPIL that, from the Execution Date until Share Exchange Record Date:

8.1.1	Except to the extent that SPIL has materially breached any of its obligations, undertakings or representations and warranties under this Agreement, or SPIL has any circumstances that would unreasonably prevent the completion of the Share Exchange or where SPIL’s directors have breached their duty of care or duty of royalty in respect of the Transaction, the ASE covenants to SPIL that:

(1)	ASE shall support the candidates nominated by SPIL’s board of directors to be elected to serve on SPIL’s 13th board of directors when SPIL re-elects its board of directors (including independent directors) in June 2017.

(2)	ASE shall not intervene SPIL’s operation. It shall support the motions put forward by SPIL’s board of directors at SPIL’s general shareholders’ meeting (ASE shall abstain from so acting if ASE has an interest in the motion to SPIL’s general shareholders’ meeting that threatens SPIL’s interest), and shall not solicit proxy forms or replace SPIL’s directors in any way including, but not limited to, acting on its own or causing any other party to convene an extraordinary general shareholders’ meeting; and unless with SPIL’s consent and in compliance with non-compete rules, ASE, ASE’s subsidiaries and their current or former directors, supervisors, managers, and/or the spouses and second-degree relatives and other related parties of such directors, supervisors, managers shall not serve as a director of SPIL.

(3)	ASE and SPIL will maintain their competition and respective independence without poaching SPIL’s employees.

(4)	ASE shall not purchase or acquire SPIL’s shares or increase its shares held in SPIL in any manner violating the laws or regulations of relevant countries or regions; for the shares legally increased by ASE in SPIL from the Execution Date to the Share Exchange Record Date, ASE may dispose of them freely for financial purposes, provided that the shares subject to disposal shall be in aggregate less than 10% of the total issued and outstanding SPIL shares; ASE may transfer shares held in SPIL to designated persons who shall not in the integrated circuit packaging industry; if ASE transfers shares held in SPIL in the amount that is in aggregate more than 10% of the total issued and outstanding SPIL shares, ASE shall have firstly obtained SPIL’s consent or transfer the shares to SPIL’s designated persons.

8.1.2	Provided it is permissible by laws and regulations, ASE and HoldCo shall use its commercially reasonable efforts to assist in obtaining all approvals relating to the Transaction from competent authorities.

8.1.3	ASE and HoldCo shall comply with the Taiwan Fair Trade Act and all relevant laws to the extent they are applicable to the Transaction.

8.1.4	In its SEC Filings (as defined in Appendix 2 hereto), it will recommend ASE’s shareholders to vote in favor of this Agreement and the Share Exchange.

8.1.5	If an Antitrust Law Enforcement Authority of Relevant Country or Region puts forward or proposes during its review of the Transaction to impose any addition conditions and/or burdens on ASE, SPIL and/or HoldCo in its clearance/approval of the Transaction, ASE shall, without breaching the principles of SPIL’s independent operations set forth hereunder, act in good faith and goodwill.to jointly decide with SPIL on whether or not to accept such conditions and/or burdens, or consult with such Antitrust Law Enforcement Authority of Relevant Country or Region on such conditions and/or burdens.

8.1.6	ASE and HoldCo shall nominate and elect HoldCo’s directors and supervisors (future independent directors) pursuant to Article 9 hereof.

8.2	SPIL covenants to ASE that, from the Execution Date until the Share Exchange Record Date:

8.2.1	To the extent permissible under laws and regulations, SPIL shall use its reasonable efforts to assist in obtaining all approvals relating to the Transaction from competent authorities.

8.2.2	Based on the consensus and premises that the laws and regulations will not be violated and ASE and HoldCo will maintain SPIL’s independent operations pursuant to this Agreement, SPIL shall use its commercially reasonable efforts, to the extent that the law and regulations of relevant countries or regions are not violated, to provide assistance and support to ASE in filing explanations, information and/or notifications to competent authorities (including, but not limited to, filing on a several or joint basis of the relevant documentation to the Taiwan Fair Trade Commission or the Ministry of Commerce of the People’s Republic of China, and filing of the relevant documentation on a several basis to the United States Federal Trade Commission), in order for HoldCo and both Parties to receive approval or consent from all relevant competent authorities required to complete the Share Exchange as soon as possible.

8.2.3	SPIL shall comply with the Taiwan Fair Trade Act and all relevant laws to the extent they are applicable to the Transaction.

8.2.4.	After ASE issues to SPIL, in connection with the payment of entire amount of Cash Consideration hereunder, the financing plan and a highly confident letter in respect of the financing of the Transaction issued by banks conforming to the market practice , SPIL shall in its SEC Filings (as defined in Appendix 2) recommend to SPIL’s shareholders to vote in favor of approving this Agreement and the Share Exchange.

8.2.5	Without the prior written consent of ASE, SPIL shall not nor procure SPIL Subsidiaries to:

(1)	Issue any equity-linked securities (except for any share(s) newly issued as a result of the exercise of conversion rights by holders of SPIL Foreign Convertible Bonds).

(2)	Except for the repurchase of shares from the shareholders exercising appraisal rights in connection with this Transaction in accordance with laws and regulations and Article 13 hereof or redemption of SPIL Foreign Convertible Bonds as contractually agreed, directly or indirectly repurchase, individually or through any third party, its issued and outstanding shares or equity-linked securities, decrease capital, resolve for dissolution, or file for restructuring, settlement or bankruptcy.

(3)	Except subject to affirmative court judgments, arbitration awards or approvals, orders, administrative decisions or approved conditions/burdens or other requirements imposed by competent authorities (including, but not limited to, the Taiwan Stock Exchange, the Taiwan Fair Trade Commission, the United States Federal Trade Commission, the SEC, and the Antitrust Law Enforcement Authorities of Relevant Countries and Regions), none of SPIL or any of its directors, managers, employees, agents or representatives may offer, agree, enter into or sign with any third party any contract, agreement or other arrangements in respect of any following matter: (a) any transaction that may involve a spin-off, a purchase or a sale of shares of non-financial investment nature, or any other transaction of similar nature; (b) a lease of all businesses or an entrustment, a joint operation, or an assumption of the entire business or assets from others (except for an assumption of the entire business or assets from others in an aggregated transaction amount less than NT$500,000,000); or (c) any merger and acquisition without issuing HoldCo’s shares, any sale of all or material assets or businesses of 100% Subsidiaries, any disposal of interest in material assets or businesses of 100% Subsidiaries, or exclusive licensing of all or material patents or technologies of 100% Subsidiaries, provided, however, if SPIL receives a Superior Proposal from a third party the conditions of which, in the respective opinions of SPIL’s audit committee and board of directors, are more favorable than those of this Transaction, SPIL shall notify ASE in writing the entire content of such Superior Proposal, and from the fifth business day following the delivery of notice to ASE, negotiate with, propose to, inquire, deliberate with, contact, discuss, offer or consult with such third party. Both Parties agree that, if SPIL cannot complete the Share Exchange under this Agreement due to its acceptance of a Superior Proposal as set forth above, SPIL shall pay to ASE the amount of NT$17 billion as a termination fee for the Transaction.

8.2.6	If Antitrust Law Enforcement Authorities of Relevant Countries or Regions put forward or propose during their review of the Transaction to impose any conditions and/or burdens on ASE, SPIL and/or HoldCo in the clearance/approval of the Transaction, SPIL shall, without breaching the principles of SPIL’s independent operations set forth hereunder, act in good faith and goodwill to jointly decide with ASE on whether or not to accept such conditions and/or burdens, or consult with such Antitrust Law Enforcement Authority of Relevant Countries or Regions on such conditions and/or burdens.

8.3	Special Covenants Applicable Subsequent to the Share Exchange Record Date: ASE, HoldCo and SPIL shall accept, comply with and fulfill the conditions and burdens agreed by both Parties and imposed by Antitrust Law Enforcement Authorities of Relevant Countries.

9.	DIRECTORS OF THE HOLDCO

9.1	HoldCo’s promoters’ meeting shall elect nine to thirteen seats of non-independent directors and three seats of supervisors (future independent directors).

9.2	Two seats of the non-independent directors of HoldCo shall include SPIL’s chairman and president, respectively (and their successors (if any)). Both Parties will jointly determine in writing, with the utmost good faith and sincerity, the nominee for one independent director of HoldCo’s board when HoldCo appoints independent directors.

10.	GUARANTEE OF THE BENEFITS AND RIGHTS OF SPIL’S EMPLOYEES

10.1	HoldCo shall retain all SPIL Employees as of the Share Exchange Record Date. SPIL Employees to be retained after the completion of the Share Exchange will continue to enjoy the existing employee benefits, working conditions and personnel regulations as of the Execution Date. SPIL Employees’ rights to employment shall be duly protected, save for where a SPIL Employee commits a material breach of laws or the personnel regulations of SPIL or SPIL Subsidiaries due to matters that are attributable to him/her and must be handled by SPIL in accordance with the relevant personnel regulation. HoldCo shall reserve a portion of its employee stock options for SPIL’s employees when HoldCo issues new employee stock options. SPIL’s board of directors may reasonably adjust SPIL’s employee compensation and benefits by reference to ASE’s employee compensation and benefits.

10.2	HoldCo shall set forth the methods to issue its employee stock options and the portion to be reserved for SPIL Employees based on the number of employees and employee’s contribution, performance results and profitability of HoldCo’s future subsidiaries; and SPIL will determine, in accordance with its personnel regulations, the proportion of such HoldCo’s employee stock options to be distributed to SPIL’s management and its other employees.

10.3	ASE and HoldCo agree that SPIL’s management team may, based on its own discretion and within three months after the completion of the Share Exchange, implement reasonable and appropriate one-off plans to: (1) retain certain management team members of SPIL and/or (2) handle resignation requests from SPIL Employees who choose to terminate employment after the Share Exchange Record Date, provided that the SPIL management team does not violate its duty of loyalty or duty of care.

10.4	HoldCo and both Parties agree to waive the legal liability of each Party’s staff (including, but not limited to, directors, managers and employees) in connection with the Transaction that may be incurred prior to the Share Exchange Date, and each Party agrees to mutually exempt, forego, waive all of its recourses in law against the other Party’s staff as set forth above in connection with the Transaction that may be incurred prior to the Share Exchange Record Date. HoldCo and both Parties agree to waive the liability of any intermediary, its owner or employee arising from its engagement in the Transaction or provision of advisory and other services to the Parties; provided, however, this Article does not extend to the criminal liability, or legal liability arising from willful misconduct or gross negligence, of any of legal or natural persons as set forth above.

11.	INDEPENDENT OPERATION OF SPIL

11.1	Before the completion of the Share Exchange, ASE and SPIL are companies independent from each other, operate independently and, through healthy competition, improve their individual operating efficiencies and economies of scale as well as research innovation achievements, thereby providing customers with more complete services and alleviate concerns of order transfers from customers due to concentration risk. As a result of such independent operation model, the competition restriction concerns or disadvantages to overall economic interests arising from the publicity and consummation of the Transaction can be avoided. Therefore, on the basis that SPIL’s independent operation and concurrence of competition and cooperation between both Parties shall be maintained, both Parties agree to file explanations on the arrangement of the Transaction to relevant Antitrust Law Enforcement Authorities of Relevant Countries or Regions, to enable them to approve the Transaction.

11.2	After the Share Exchange is completed, HoldCo will become a parent company holding one hundred percent SPIL shares and continue to maintain the independent operation of, and concurrence of competition and cooperation between, both Parties, and SPIL shall retain its legal entity name; provided that the relevant laws and regulations are not violated, and no duty of care or duty of royalty of SPIL’s directors to SPIL is breached, and without violating the interest of HoldCo, HoldCo agrees:

(1)	All of SPIL’s operations shall be resolved by SPIL’s board of directors. SPIL’s board of directors shall have independent decision power on SPIL’s organizational documents, personnel, payroll or welfare systems, financial budgets, audit, technology research and development, operations and marketing and other matters so as to maintain SPIL’s independent operation;

(2)	any matter regarding SPIL’s rights and obligations shall be completed by SPIL’s board of directors or under its authorization, and the operation of SPIL’s businesses shall also be conducted by SPIL’s board of directors or under its directions;

(3)	Based on the principle of reciprocity, HoldCo will, as long as allowed by its capability, provide guarantees, fundings or supports sufficient to cause other financing parties to provide fundings (including, but not limited to, repayment guarantee documentation acceptable to other financing parties) whenever SPIL has funding needs (including, but not limited to, the needs for capital expenditure and working capital in its annual budget/annual plans) in order to meet the financing needs of SPIL; and

(4)	HoldCo shall agree that SPIL retain the management team and employees of SPIL and maintain their current organizational structure, compensation and relevant benefits as of the Execution Date. During the existence of SPIL as a subsidiary of HoldCo, SPIL’s board of directors shall have full autonomy in deciding and nominating future candidates for directors and supervisors of SPIL (and HoldCo shall appoint such candidates thereupon) (who shall not be replaced or otherwise removed without consent of SPIL’s board of directors), and maintain the current compensation and relevant benefits of SPIL’s directors as of the Execution Date. In addition, HoldCo may in no way dispose of its shares in SPIL without SPIL’s consent (including, but not limited to, sale, pledge, or otherwise encumbrance), and SPIL’s board of directors may continue to operate independently and determine the organizational structure, compensation and relevant benefits of SPIL, in order to facilitate the maintenance of SPIL’s current and future independent business and operation model after the completion of the Share Exchange.

For the avoidance of doubt, upon resolution of each Party’s board of directors and general shareholders’ meeting (including HoldCo’s promoters’ meeting) approving this Agreement, the provisions of this Agreement regarding SPIL’s independent operation are deemed to comply with the laws and regulations set forth in Article 11.2 hereof without violating the interest of HoldCo.

11.3	Based on the principle of reciprocity, SPIL will, as long as allowed by its capability, provide guarantees, fundings or supports sufficient to cause other financing parties to provide fundings (including, but not limited to, repayment guarantee documentation acceptable to other financing parties) whenever HoldCo has the funding needs (including, but not limited to, the needs for capital expenditure and working capital in the annual budget/annual plan) in order to meet the financing needs of HoldCo.

11.4	The major organizational structure of HoldCo and major subsidiaries operated by HoldCo after completion of the Share Exchange is shown in Appendix 4 hereto.

11.5	After the completion of the Share Exchange, none of 100% Subsidiaries (including, but not limited to, ASE and SPIL) or any of their directors, managers or agents may, before discussion and consensus reached with HoldCo, offer, agree to, reach or enter into any agreement with any third party that is not a Party regarding an Alternate Transaction. Upon instruction, if any, of a competent authority regarding restrictions on 100% Subsidiaries entering into Alternate Transactions, Article 11.5 hereof shall be subject to adjustment as per such instruction.

11.6	HoldCo and its subsidiaries (other than SPIL) shall not provide to ASE with customers and competition information obtained from SPIL, including, but not limited to, production and sales costs, product price/quantity, suppliers and other information, unless otherwise agreed by SPIL and in compliance with Antitrust Law.

11.7	Except as set forth herein, in managing SPIL or handling SPIL matters, SPIL directors and/or managers shall not violate their duty of loyalty or duty of care to SPIL, and shall protect SPIL without violating the interest of HoldCo.

11.8	Where SPIL exercises its rights under Article 14.2, Article 14.3, Article 17.4 or other relevant provisions herein, it has the rights to initiate arbitration against HoldCo or its subsidiaries (other than SPIL) for dispute settlement.

12.	PRINCIPLES IN DEALING WITH TREASURY SHARES AND EQUITY-LINKED SECURITIES

12.1	ASE has repurchased treasury shares before the Share Exchange Record Date for the purpose of Share Exchange in cooperation with ASE’s issuance of US$200,000,000 unsecured foreign convertible bonds on July 2, 2015. However, the shares that have not been converted will continue to be owned by ASE and will be converted to the shares of HoldCo as of the Share Exchange Record Date in accordance with the Exchange Ratio for processing afterwards under the original purpose for repurchase of treasury shares or in accordance with relevant laws and regulations. The terms and conditions for conversion shall remain the same as original terms and conditions, except that the conversion price of the unsecured foreign convertible bonds shall be adjusted in accordance with Exchange Ratio.

12.2	For the outstanding balance of US$400,000,000 unsecured foreign convertible bonds issued by ASE on September 5, 2013, except where the bonds have been redeemed or repurchased and cancelled or converted by the holders by exercising their conversion rights before Share Exchange Record Date, the holders of such unsecured foreign convertible bonds may, after ASE obtains approval from all relevant competent authorities and after Share Exchange Record Date, convert such outstanding balance into newly issued HoldCo common shares. The conversion shall be subject to applicable laws and the indenture of such unsecured foreign convertible bonds and the Exchange Ratio. The conversion of the unsecured foreign convertible bonds into HoldCo common shares does not require separate approval from ASE’s board meeting or shareholders’ meeting or HoldCo’s shareholders’ meeting.

12.3	For the stock options issued by ASE upon the approval from relevant competent authorities before the execution of this Agreement, HoldCo will assume ASE’s obligations under the stock options as of the Share Exchange Record Date. Except that the exercise price and amount shall be adjusted in accordance with Exchange Ratio herein and that the shares subject to exercise shall be converted into HoldCo’s newly issued common shares, all other terms and conditions for issuance will remain the same. The final execution arrangements shall be made by HoldCo in compliance with relevant laws and regulations and subject to the approval of relevant competent authorities.

12.4	ASE shall cause HoldCo to warrant, and warrants severally and jointly with HoldCo, to SPIL that, if any SPIL Foreign Convertible Bonds have not been redeemed or repurchased and cancelled or converted by the bond holders thereof by exercising their conversion rights as of the Share Exchange Record Date, HoldCo will pay the Cash Consideration (subject to adjustments in accordance with laws, regulations and/or applicable requirements under Article 4 hereof) to the bond holders thereof exercising their conversion rights after the Share Exchange Record Date. In addition, HoldCo and SPIL shall separately agree to execute a supplemental indenture with the trustee of SPIL Foreign Convertible Bonds whereby HoldCo and SPIL will become co-obligors in respect of the redemption of SPIL Foreign Convertible Bonds and HoldCo agrees to pay the Cash Consideration (subject to adjustment in accordance with laws, regulations and/or applicable requirements under Article 4 hereof) to the bond holders thereof exercising their conversion rights.

13.	APPRAISAL RIGHTS

13.1	If a shareholder of either Party exercises its appraisal rights in relation to the Share Exchange under laws, such Party shall repurchase the shares of such dissenting shareholder in accordance with the procedures under the laws or regulations. Shares repurchased pursuant to this Article shall be dealt with under relevant laws and regulations.

14.	EVENTS OF DEFAULT

14.1	If a Party fails to perform or breaches any of its obligations, undertakings or representations and warranties under this Agreement (a default by either HoldCo or ASE hereunder shall be deemed to be a joint default by HoldCo and ASE to which HoldCo and ASE shall be jointly and severally liable), and if such failure or breach is by its nature remediable, and the non-defaulting Party requests the defaulting Party in writing to remedy such failure or breach within 15 days, the failure to remedy in such period of time after receiving such notice shall constitute an event of default under this Agreement, provided, however, except as otherwise specifically provided in Article 14.3 hereof, any of the representations and warranties made by either Party prior to the Share Exchange Record Date, even though there was failure to perform or breach of any of those representations and warranties, shall be regarded as invalidated as of the Share Exchange Record Date.

14.2	If an event of default occurs and such event of default leads to the failure to consummate the Transaction on or before the Long Stop Date, the non-defaulting Party is entitled to terminate or cancel this Agreement and claim from the defaulting Party necessary expenses incurred in entering into this Agreement and the performance of the Transaction hereunder. The foregoing shall be in addition to, not in lieu of, the rights, remedies and damages available under laws; provided that if the non-defaulting Party’s contributory negligence has contributed to the occurrence of such event of default, relevant costs shall be adjusted based on the proportion of contributory negligence, which may be determined by an expert appraiser appointed by both Parties without arbitration; the foregoing is also applicable, mutatis mutandis, to the offset between losses and gains, if any, of non-defaulting Party from such event of default.

14.3	If a material event of default (“material event of default” refers to an event of breach under Article 8.1.1, Article 8.1.3, Article 8.1.5, Article 8.1.6, Article 8.2.2, Article 8.2.6, Article 8.3, Article 9, Article 10, Article 11, or the occurrence of a circumstance under Article 14.2) occurs, the non-defaulting Party shall not only be entitled to claim rights pursuant to the relevant provisions herein, but also entitled to claim liquidated damages of NT$8.5 billion from the defaulting Party. In case of a contributory negligence as set forth in the second sentence of Article 14.2, the liquidated damages shall be adjusted accordingly.

15.	TERMINATION OF THIS AGREEMENT

15.1	Prior to the Share Exchange Record Date, unless agreed by ASE and SPIL in writing, a Party can terminate this Agreement by written notice to the other Party in any of the following situations:

15.1.1	Laws, judgments or orders of courts or orders or administrative decisions are issued by relevant competent authorities restricting or prohibiting this Transaction, provided that such restriction or prohibition has been confirmed and cannot be remedied with the adjustment of the content of this Agreement, either Party may terminate this Agreement by a written notice to the other Party.

15.1.2	This Agreement and the Transaction are not approved by either Party’s shareholders at the applicable shareholder meeting convened for such purpose.

15.2	Prior to the Share Exchange Record Date, ASE or SPIL may terminate this Agreement as follows:

15.2.1	If SPIL fails to perform or breaches any of its obligations, undertakings or representations and warranties under this Agreement (1) which leads to the failure to satisfy the conditions set forth in Article 6.2, and (2) such breach is by its nature remediable and cannot be or is not remedied by SPIL within 30 business days after receiving from ASE a written notice on such breach or failure to perform, and (3) which is not waived in writing by ASE, ASE may terminate this Agreement in writing.

15.2.2	If ASE fails to perform or breaches any of its obligations, undertakings or representations and warranties under this Agreement (1) which leads to the failure to satisfy the conditions set forth in Article 6.3, and (2) such breach is by its nature remediable and cannot be or is not remedied by ASE within 30 business days after receiving from SPIL a written notice on such breach or failure to perform, and (3) which is not waived in writing by SPIL, SPIL may terminate this Agreement in writing.

15.3	If the Transaction is not consummated on or before the Long Stop Date, this Agreement shall be terminated automatically at 0:00am on the day immediately following the Long Stop Date.

15.4	After this Agreement is terminated or ceases to exist for any reason, except as otherwise provided by laws and regulations, either Party is entitled to request the other Party to return, within 7 business days after the termination of this Agreement, the documents, data, records, items, plans, trade secrets and any other tangible information that the other Party obtains pursuant to this Agreement. The Parties may retain the copies of such documents and information to the extent necessary to comply with relevant laws and regulations.

15.5	Unless terminated under Article 15.2.1, after this Agreement is terminated or ceases to exist for any reason, Article 8.1.1 and Article 8.2.5(3) hereof shall continue and remain the same effect within 6 months after the termination of this Agreement or its cessation to exist for any reason. ASE shall maintain its position as a financial investor without intervening SPIL’s independent operation within this six-month period. The Parties shall enter into future cooperation plans by good faith negotiations within this six-month period.

16.	TAXATION AND EXPENSES

16.1	Unless as otherwise agreed in this Agreement, any taxes and expenses incurred in relation to the negotiation, execution or performance of this Agreement (including, but not limited to, legal fees, accounting fees and other consultant fees and any taxes or other relevant fees that shall be paid by HoldCo, either Party or its shareholders in accordance with applicable law) shall be borne by HoldCo, ASE, SPIL and/or their shareholders, respectively.

17.	OTHER AGREEMENTS

17.1	After the Transaction has been approved by the boards of directors of ASE and SPIL, and relevant information has been made public, in case that ASE and SPIL agree to enter into statutory share exchange with a party other than the Parties, which will result in additional parties participating in the Transaction, the previously completed procedures or legal actions in connection with the Transaction shall be re-conducted by all then-participating parties.

17.2	The interpretations, effectiveness and performance of this Agreement shall be governed by ROC law. Any matter not covered herein shall be addressed in accordance with the relevant laws and regulations.

17.3	If any provision of this Agreement violates relevant laws and regulations and thereby becomes invalid, the part which is in violation of such laws and regulations shall be invalid while other provisions of this Agreement shall remain valid. If an amendment to any provision of this Agreement is required according to an approval of competent authorities, due to change of law or regulation or as required by a fact, such amendment shall be made jointly upon approval of competent authorities and resolutions of the boards of directors of HoldCo and/or both Parties, and consent of each Party’s general shareholders’ meeting shall not be required.

17.4	Disputes arising from this Agreement between ASE (and/or HoldCo) and SPIL shall be resolved by friendly negotiation as a first instance. In case that no agreement can be reached within 30 days after either Party requests in writing for negotiation, ASE (and/or HoldCo) and SPIL shall submit relevant disputes to the Chinese Arbitration Association in Taipei for arbitration in accordance with the Arbitration Law of the ROC. There shall be 3 arbitrators, one of whom shall be appointed by each of ASE (and/or HoldCo) and SPIL, and the presiding arbitrator shall be elected by the said 2 arbitrators. The arbitration shall be conducted in Chinese.

17.5	Except otherwise specifically agreed by both Parties in writing, ASE and SPIL agree that any oral or written discussions, agreements, contracts or undertakings entered into in relation to the Transaction (i.e. the Share Exchange) before this Agreement was executed shall be replaced by this Agreement and thereby be rendered invalid. In the event of any inconsistency in interpretation of meaning between the prior express agreement in writing and this Agreement, this Agreement shall prevail.

17.6	Amendments or alterations of this Agreement shall be made upon mutual written consent of both ASE (and HoldCo, if it has been established) and SPIL.

17.7	Either Party shall not transfer all or part of the rights under this Agreement to any third party or have any third party to assume all or part of the obligations under this Agreement without prior written consent of the other Party. As of the Execution Date, HoldCo has not yet been established; however, except to the extent applicable under law, as from the date that HoldCo’s promoters meeting passes a resolution approving this Agreement, this Agreement will become effective upon HoldCo pending future establishment. ASE and HoldCo shall be jointly and severally liable to SPIL for all of HoldCo’s obligations and duties to SPIL as agreed herein.

17.8	Before the Share Exchange Record Date, if either Party or HoldCo fails or delays its performance of the obligations under this Agreement due to a Force Majeure Event, it shall not be liable to the other Party. Upon occurrence of a Force Majeure Event, either Party shall notify the other Party within 5 days after it becomes aware of such events. Notwithstanding the foregoing, neither Party shall be exempted from continuing to perform its obligation under this Agreement as soon as possible when the Force Majeure Event shall have thereafter ceased.

17.9	Unless otherwise disclosed under relevant laws or regulations, this Agreement, orders or requirements of courts, competent authorities or stock exchanges or as necessary for the exercise, preservation or performance of the relevant rights and obligations by the Parties under this Agreement, the Parties and HoldCo agree to strictly keep the documents, data, records, items, plans, trade secrets, and other tangible and intangible information, which are of confidential nature and communicated or obtained from the other Party prior to the Share Exchange Record Date for the purposes of this Transaction, as confidential. The confidential obligations under this Article 17.9 shall survive the subsequent rescission, cancellation, termination or non-existence, for any reason, of this Agreement, except for any such information (1) which is generally known to the public due to reasons other than violation of this Agreement; (2) whose disclosure is required in order to avoid a violation of relevant laws and regulations; or (3) has been obtained by a Party from a third party who is legally entitled to obtain and disclose such information at the time when it obtains such document or information from the other Party.

17.10	Any notification in relation to this Agreement shall be delivered to the following address by registered letter or delivery in person. The notification shall become effective upon delivered to the following address. In case that the notification cannot be delivered, it shall be regarded as having been delivered when it is mailed at the first time.

Advanced Semiconductor Engineering, Inc.

Attention: Jason C.S. Chang, Chairman

Address: Room 1901, Floor 19, No. 333, Section 1, Keelung Road, Xinyi District, Taipei, Taiwan

Siliconware Precision Industries Co., Ltd.

Attention: Bough Lin, Chairman

Address: No. 123, Sec. 3, Da Fong Rd., Tantzu, Taichung , Taiwan

17.11	All of the appendices hereto constitute an integral part of this Agreement with the same effect.

17.12	This Agreement shall become effective after it is signed and delivered by both ASE and SPIL.

17.13	This Agreement is made in duplicate originals, one to be retained by each Party.

[Remainder of This Page Intentionally Left Blank, Signature Page Follows]

Parties

ADVANCED SEMICONDUCTOR ENGINEERING, INC.	SILICONWARE PRECISION INDUSTRIES CO., LTD.

REPRESENTATIVE: JASON C.S. CHANG	REPRESENTATIVE: BOUGH LIN

APPENDIX 1

ASE Industrial Holding Co., Ltd.

Articles of Incorporation

Chapter One: General Principals

Article 1.	The Company is called and is registered as a company limited by shares according to the ROC Company Act. The English name of the Company is ASE Industrial Holdings Co., Ltd.

Article 2.	The Company is engaged in the following businesses: H201010 General Investment Business

Article 3.	The investment made by the Company in other companies as a limited liability shareholder thereof is not subject to the limitation that such investment shall not exceed a certain percentage of the paid-in capital as set forth in the ROC Company Act.

Article 4.	The Company may provide external guaranty.

Article 5.	The Company’s headquarter is located in the Nantze Export Processing Zone, Kaohsiung, Taiwan, R.O.C. and may set up domestic or foreign branches, offices or business establishments as resolved by the Board of Directors, if necessary.

Chapter Two: Shares

Article 6.	The Company’s total capital is NT$50 billion divided into 5 billion shares with a par value of NT$10 per share. Stock options worth of NT$4 billion are set aside for employee subscription. The Board of Directors is authorized to issue the unissued shares in installments if deemed necessary for business purposes.

Article 7.	The share certificates shall be in registered form and have the signatures or seals of at least three directors of the Company and shall be legally authenticated before issuance. In accordance with the provisions set forth in Article 162-2 of the ROC Company Act, the Company may choose to not provide share certificates in print form.

Article 8.	No registration of share transfer shall be made within sixty days before each ordinary general shareholders’ meeting, or within thirty days before each extraordinary general shareholders’ meeting or five days before the record date for dividends, bonuses or other distributions as determined by the Company.

Article 9.	The rules governing stock affairs of the Company shall be made pursuant to the laws and the regulations of the relevant authorities.

Chapter Three: General Shareholders’ Meeting

Article 10.	General shareholders’ meetings include ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened according to law by the Board of Directors once annually according to the law within 6 months after the end of each fiscal year. Extraordinary meetings will be held according to the law whenever necessary.

Article 11.	General shareholders’ meetings shall be convened by written notice stating the date, place and purpose dispatched to each shareholder at least 30 days, in the case of ordinary meetings, and 15 days, in the case of extraordinary meetings, prior to the date set for such meeting.

Article 12.	Unless otherwise required by the ROC Company Act, shareholders’ resolutions shall be adopted by at least half of the votes of the shareholders present at a general shareholders’ meeting who hold at least half of all issued and outstanding shares of the Company.

Article 13.	Each shareholder of the Company shall have one vote per share, unless otherwise provided by Article 179 of the ROC Company Act.

Article 14.	Any shareholder, who for any reason is unable to attend general shareholders’ meetings, may execute a proxy printed by the Company, in which the authorized matters shall be expressly stated, to authorize a proxy to attend the meeting for him/her. Such proxy shall be submitted to the Company at least 5 days prior to the general shareholders’ meeting.

Article 15.	The general shareholders’ meeting shall be convened by the Board of Directors unless otherwise stipulated in the ROC Company Act, and the person presiding over the meeting will be the Chairman of the Board of Directors (the “Chairman”). If the Chairman is on leave or for any reason cannot discharge his duty, Paragraph 3 of Article 208 of the ROC Company Act should apply. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of Directors, that person shall act as the person presiding over the meeting . If two or more persons are entitled to call the general shareholders’ meeting, those persons shall elect one to act as the person presiding over the meeting.

Chapter Four: Director and Supervisor

Article 16.

The Company shall have nine to thirteen directors and also three supervisors to be elected by the general shareholders’ meeting from candidates with legal capacity. Each director or supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.

The election of the directors and supervisors of the Company shall be conducted pursuant to Article 198 of the ROC Company Act and relevant regulations.

Article 16-1.

Since the second Board of Directors term, the Company shall have thirteen directors, of which there shall be three independent directors and ten non-independent directors, to be elected by the general shareholders’ meeting from candidates with legal capacity. Each director shall hold office for a term of three years, and may continue to serve in the office if re-elected.

The election of the directors and supervisors of the Company shall be conducted pursuant to Article 198 of the ROC Company Act and relevant regulations.

When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held together, provided, however, that the number of independent directors and non-independent directors elected shall be calculated separately; those that receive votes representing more voting rights will be elected as independent directors or non-independent directors.

Upon the expiry of the term of office of the first supervisors of the Company elected, the provisions regarding supervisors under these Articles of Incorporation of the Company shall cease to apply. The Company shall then establish an audit committee in lieu of supervisors in accordance with Article 14-4 of the ROC Securities and Exchange Act to exercise the powers and duties of supervisors stipulated in the ROC Company Act, the ROC Securities and Exchange Act, and other applicable laws and regulations. The audit committee shall comprise solely of the independent directors. The responsibilities, powers and other related matters of the audit committee shall be separately stipulated in rules adopted by the Board of Directors in accordance with applicable laws and regulations.

The election of the Company’s independent directors uses the candidate nomination system. Shareholders who hold 1% or more of the Company’s issued shares and the Board of Directors may nominate a list of candidates for independent directors. After the Board of Directors examines and confirms the qualifications of the candidate(s) for serving as an independent director, the name(s) is/are sent to the general shareholders’ meeting for election. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of Directors, after such person examines and confirms the qualifications of the candidate(s) for serving as an independent director, the name(s) is/are sent to the general shareholders’ meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent directors will be handled according to the ROC Company Act, the ROC Securities and Exchange Act, and other relevant laws and regulations.

Article 16-2.	The remuneration of the Company’s independent directors is set at NT$3 million per person annually. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of the Company’s independent directors who are also the members of the Company’s Compensation Committee is set at NT$ 360,000 per person annually. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served.

Article 17.

The Board of Directors is constituted by directors. Their powers and duties are as follows:

(1).   Preparing business plans;

(2).   Preparing surplus distribution or loss make-up proposals;

(3).   Preparing proposals to increase or decrease capital;

(4).   Reviewing material internal rules and contracts;

(5).   Hiring and discharging the general manager;

(6).   Establishing and dissolving branch offices;

(7).   Reviewing budgets and audited financial statements; and

(8).   Other duties and powers granted by or in accordance with the ROC Company Act or shareholders’ resolutions.

Article 18.	The Board of Directors is constituted by directors, and the Chairman and Vice Chairman are elected by more than half of the directors at a board meeting at which two-thirds or more of the directors are present. If the Chairman is on leave or for any reason cannot discharge his duties, his/her acting proxy shall be elected in accordance with Article 208 of the ROC Company Act.

Article 19. :	Board of Directors meetings shall be convened according to the law by the Chairman according to the law, unless otherwise stipulated by the ROC Company Act. Board of Directors meetings can be held at the place that the Company is headquartered, or at any place that is convenient for the directors to attend and appropriate for the meeting to be convened, or via video conference.

Article 19-1.

Directors and supervisors shall be notified of Board of Director meetings no later than seven days prior to the meetings. However, in case of any emergency, a Board of Directors meeting may be convened at any time.

Notifications of Board of Directors meetings may be in writing or via email or fax.

Article 20.	A director may execute a proxy to appoint another director to attend the Board of Directors meeting and to exercise his/her voting right, but a director can accept only one proxy.

Chapter Five: Manager

Article 21.	This company has one general manager. The appointment, discharge and salary of the general manager shall be managed in accordance with Article 29 of ROC Company Act.

Chapter Six: Accounting

Article 22.	The fiscal year of the Company starts from January 1 and ends on December 31 every year. At the end of each fiscal year, the Board of Directors shall prepare financial and accounting books in accordance with the ROC Company Act and submit them according to law to the ordinary general shareholders’ meeting for approval.

Article 23.

If the Company is profitable, 0.1% (inclusive) to 1% (inclusive) of the profits shall be allocated as compensation to employees and 0.75% (inclusive) or less of the profits should be allocated as compensation to directors. While the Company has accumulated losses, the profit shall be set aside to compensate losses before distribution.

The compensation being distributed to employees in the form of stock or cash shall be approved by more than half of the directors at a board meeting at which two-thirds or more of the directors are present and report to the general shareholders’ meeting.

“Employees” referred to in paragraph 1 above includes employees of subsidiaries who meet certain qualifications. Such qualifications are to be determined by the Board of Directors.

Article 24.

The annual net income (“Income”) shall be distributed in the order of sequences below:

(1)    Making up for losses, if any.

(2)    10% being set aside as legal reserve.

(3)    Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

(4)    Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized and measured at fair value through other overall gains or losses.

The remainder plus the undistributed earnings shall be distributed in accordance with the proposal submitted by the Board of Directors and adopted by the general shareholders’ meeting.

Article 25.	The Company is at the stage of stable growth. In order to accommodate the capital demand for the present and future business development and satisfy the shareholder’s demand for the cash inflow, the Residual Dividend Policy is adopted for the dividend distribution of the Company. The ratio for cash dividends shall be not less than 30% of the total dividends; and the residual dividends shall be distributed in form of stocks in accordance with the distribution plan proposed by the Board of Directors and resolved by the general shareholders’ meeting.

Chapter Seven: Appendix

Article 26.	The bylaws and rules of procedure of the Company shall be stipulated separately.

Article 27.	Any matter not covered by these Articles of Incorporation shall be subject to the ROC Company Act.

Article 28.	These Articles of Incorporation were made on [ ], 2016 as approved by all the promoters.

APPENDIX 2

1.	Proxy Statements. After the date for general shareholders’ meetings of both Parties has been jointly agreed upon by both Parties in good faith and goodwill in accordance with Article 5.1 of this Agreement, ASE and SPIL shall each prepare a proxy statement relating to their respective authorization and approval of this Agreement and the Transaction by their respective general shareholders’ meeting, including their respective notice convening an extraordinary shareholders’ meeting (each, the “ASE Proxy Statement” (in case of ASE) and the “SPIL Proxy Statement” (in case of SPIL), and collectively, the “Proxy Statements”).

2.	Registration Statement. ASE shall prepare the relevant documents, and file with SEC a registration statement on Form F-4 with respect to the HoldCo common shares (the “Registration Statement”) and shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933 as promptly as practicable after the Execution Date and to maintain the Registration Statement effective for so long as is necessary to consummate the Transaction.

3.	Schedule 13E-3. Concurrently with the preparation and filing of the Registration Statement and the preparation of the Proxy Statements, SPIL and ASE shall each prepare and file with SEC a Rule 13E-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the Transaction. ASE and SPIL shall cooperate and communicate with each other in preparation of the their respective “Schedules 13E-3” filing (each a “Schedule 13E-3”, and collectively, the “Schedule 13E-3 Filings”), including, without limitation, furnishing to each other the information required by the Exchange Act to be set forth in a Schedule 13E-3 (the Schedules 13E-3 and the Registration Statement collectively, the “SEC Filings”).

4.	SEC Comments. ASE and SPIL shall respond as promptly as practicable and reasonable to any comments made by the SEC with respect to the SEC Filings and will provide each other with copies of all correspondence with respect to the SEC Filings as promptly as practicable and reasonable. Both SPIL and ASE agree to not to file or mail any SEC Filings, including any amendment or supplement thereto or any response to SEC’s comments, unless each Party has had a reasonable opportunity to review and comment on such SEC Filings and such comments have been reasonably incorporated into such SEC Filings. After the SEC confirms that it has no further comments to the SEC Filings, ASE and SPIL shall mail as promptly as practicable and reasonable the applicable SEC Filings and Proxy Statements, if necessary, to their respective ADR shareholders and thereafter promptly circulate amended, supplemental or supplemented proxy material.

5.	Information Supplied. SPIL and ASE shall each promptly furnish all information as may be reasonably requested in connection with the preparation, filing and mailing of SEC Filings or the Proxy Statements or any other documents filed or to be filed with SEC in connection with the Transaction.

6.	ASE’s and SPIL’s Extraordinary General Shareholders’ Meetings. From the working day immediately following the date on which SEC confirms that it has no further comments on the SEC Filings, (i) ASE shall (x) cause its board of directors pass a resolution to call an extraordinary general shareholders’ meeting (the “ASE Extraordinary Shareholders’ Meeting”) and set a record date and a date of meeting (the date of meeting must be in accordance with Article 5.1 thereof and within 70 calendar days after the next day after SEC confirms that it has no further comments on the SEC Filings) as promptly as practicable after the date on which the ASE Proxy Statement is mailed to the ASE shareholders for the purpose of obtaining shareholder approval of the Transaction, and circulate, in accordance with law, the notice and procedure manual of ASE Extraordinary Shareholders’ Meeting after ASE Proxy Statement is mailed to ASE’s shareholders and (y) mail or cause to be mailed notice of the ASE Extraordinary Shareholders’ Meeting and form of proxy accompanying the ASE Proxy Statement that will be provided to the ASE shareholders in connection with the solicitation of proxies for use at the ASE Extraordinary Shareholders’ Meeting and (ii) SPIL shall (x) cause its board of directors pass a resolution to call an extraordinary general shareholders’ meeting (the “SPIL Extraordinary Shareholders’ Meeting”) and set a record date and a date of meeting (the date of meeting must be in accordance with Article 5.1 thereof and within 70 calendar days after the next day when SEC confirms after it has no further comments on the SEC Filings) as promptly as practicable after the date on which the SPIL Proxy Statement is mailed to the SPIL’s shareholders for the purpose of obtaining shareholder approval of the Transaction, and circulate, in accordance with law, the notice and procedure manual of SPIL Extraordinary Shareholders’ Meeting after SPIL Proxy Statement is mailed to SPIL’s shareholders and (y) mail or cause to be mailed notice of the SPIL Extraordinary Shareholders’ Meeting and form of proxy accompanying the SPIL Proxy Statement that will be provided to the SPIL shareholders in connection with the solicitation of proxies for use at the SPIL Extraordinary Shareholders’ Meeting. ASE Extraordinary Shareholders’ Meeting and SPIL Extraordinary Shareholders’ Meeting shall be held on the same date to approve this Agreement and the Transaction in a share exchange resolution based on the terms of this Agreement in accordance with the Republic of China Enterprise Mergers and Acquisitions Act.

APPENDIX 3

SPIL DISCLOSURE LETTER

As of June 29, 2016, no events listed in Article 7.3 hereof causing any SPIL Material Adverse Effect Event which shall be disclosed occurred, provided that the Parties agree that SPIL may update this Appendix 3 to this Agreement (i.e. the SPIL Disclosure Letter), to disclose the necessary events that occur from the Execution Date until the Share Exchange Record Date.

APPENDIX 4

ASE INDUSTRIAL HOLDING CO., LTD.